Filed by Reinvent Technology Partners

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Joby Aviation

Commission File No. 001-39524

CNBC

Squawk Alley – Interview Transcript

24 February 2021

Jon Fortt: Meanwhile, Reid Hoffman’s new SPAC announcing its first acquisition this morning. Flying carmaker Joby, which aims to start operating in 2024 with the company’s combined value at $6.6 billion. Julia Boorstin joins us now with both Hoffman and the Joby Executive Chair. Julia?

Julia Boorstin: Thanks so much Jon. Paul Sciarra from Joby and Reid from many different things, including this SPAC. Thank you so much for joining us. Reid, you’re such a storied investor, you’ve invested in so many different types of companies, but tell us now why Joby?

Reid Hoffman: So, Joby. We spent months of diligence looking at which are the right kind of company and we found Joby to be so far ahead, creating the vehicle of the future, the Tesla meets Uber of the air where we can redefine human mobility. It can be transformative of commutes and where you live, it can be transformative of that urgent appointment, whether it’s medical or something else. And that ability to create that new transformation of society that benefits individuals and society because they have done so much good work on making that flying car that actually is safe and quiet and affordable. It was enchanting.

Julia Boorstin: The video that we’re looking at now certainly is dramatic. Paul give us a sense what this deal will mean for Joby; $1.6 billion in cash, how will you be deploying it?

Paul Sciarra: Yeah, so obviously, Julia, Carl and Jon, thanks a lot for having me and Reid on today. We’re really excited about the transaction today because it does give us the resources to do the thing we know are going to be important to get this vehicle to commercialization. That means certification, manufacturing and then beginning to lay the ground work for commercial operations as we said in 2024. It’s not a change in our overall plan, it’s an opportunity to forward invest in the areas that we know are going to be important.

Julia Boorstin: Interesting. In terms of 2024, you know, Reid, that seems like the not too distant future, this is not the stuff of The Jetsons anymore. You just spoke a little bit about why you’re interested in this space in general, but why Joby? There are so many different players that are trying to be the future of flying cars, of these air taxis, why Joby?

Reid Hoffman: What we’re most focused on was which of the ones actually in fact have flying cars already, who have spent a thousand hours in the air. If you think about it, a thousand hours in the air is a lot of hours and have actually already had an outside demonstration like the Air Force is picking it as the leading thing, the FAA already working on certification with it and that’s what makes it a reality. Obviously it’s always fun to talk about things that are just kind of speculative and oh boy, that could be amazing to move into 3D and transform the way you can live or how you can commute to work or how you can get to things. But when we looked at it, we said ok, this is actually in fact very real and we called competitors and regulators and everyone in order to make sure to cross check that these folks actually in fact were the furthest ahead on the technology, both in what was needed and what was already flying.

Carl Quintanilla: So, Paul, Reid just sort of touched on this a moment ago but usually with mobility in general it’s not about the technology, oftentimes it’s not even about the cost, it’s about regulators’ and, in this case, municipalities’ willingness to keep up and establish ground rules for how these things will be used. Help our viewers understand where you think cities would be on something like this.

Paul Sciarra: Yeah, so we spend a lot of time ensuring that the core specifications of the vehicle, especially the really low noise profile of the vehicle, would make it something that cities were supportive of and frankly consumers would be supportive of in their communities. So this vehicle is 100 times quieter than existing helicopters and it’s really the noise profile that we think is going to be the important wedge for getting high frequency, high volume operation in or around the places that people want to go. And that’s an effort that’s really taken almost 10 years to begin to deliver. As I said, we’re really excited this sort of noise profile we’re delivering with this vehicle and we think this is now the point to begin to engage with communities to build out the support that we think is important to roll this out.

Jon Fortt: Hey, Reid, it’s Jon Fortt. Good morning, good to see you. So, you’ve said that you’ve been doing due diligence on Joby for a long time. Late 2020 there was the Uber Elevate acquisition, which a lot of people are going to focus on. So, take us through, from an investor perspective, what Joby got out of that and what already had, right, that clearly you were interested before that, it didn’t necessarily need that, clearly, to draw your interest.

Reid Hoffman: No but it was another source of important validation because obviously Uber is a sophisticated company, it really wants to figure out what would extend its already leading ground transport network when you add this third dimension of the air to it. So they were also of course really looking at all the different options. And part of their selection of Joby was to say, ‘well, actually in fact, these folks are the most likely to very soon, with a great vehicle, add to the network we already have of redefining mobility within the cities.’ So for us, that like, okay, part of the thing about making a successful company is not just the flying car. Not just the fact that it’s safe, not just the fact that is quiet. It literally lands in many, many more places than would be comfortable for a helicopter because you literally talk in front of the Joby as it’s taking off. And we have videos of that. But also of course, part of the network, part of making it work and part getting demand, so that people can jump in an Uber, drive to Joby and then get to where they needed to get to. And that was of course predictive of what we hoped is happening in just those few numbers of years before we are flying regularly.

Julia Boorstin: It seems , Paul, before flying regularly, is figuring out the price. You told me the other day that this would be the same cost of taking an Uber. Maybe it would start out the cost of an Uber Black then eventually get down to an Uber X. As a consumer who has taken my own good share of Ubers over the years, that seems impossible as I see this thing flying through the air. How will you be able to do that and how big do you think the addressable market can be? There must be a limit on how many of these things can be flying at once.

Paul Sciarra: Yes, I think there are two parts to that question. And one is that I think we spend a lot of time from the very beginning trying to ensure that the vehicle specifications were really optimized to deliver on compelling unit economics. Both for us as an operator and then frankly in the form of progressively lowering our prices for consumers. So that meant faster speeds, longer range and greater capacity than some of the other vehicle designs we considered. And again, that sort of unit economic model, ensuring that it really could be more affordable, was really in our mind at day one. When it comes to the second question about the overall addressable market, we think about this vehicle and the service as really suitable for any trips from 5 and 150 miles. It’s 150 miles of range with batteries that are in the vehicle today. And that’s a pretty broad set off different use cases. That’s airports to downtowns, that’s downtowns to nearby suburbs and even connecting nearby cities. So that’s a pretty broad and addressable trip set. And the estimates of the overall size of this market have been as much as $500 billion just here in the U.S. And then more than a trillion as we look more globally.

John Fortt: Reid let’s broaden out this conversation now. I’ll always associate you with scaling start-ups, with scaling businesses. You of course have the “Masters of Scale” podcast and you’ve done it so many times. Talk to us about the SPAC now as an exit and as an option for taking companies public. Is it more suited for a certain type of earlier stage idea versus maybe a later stage brand? There are others in Silicon Valley who are pushing the idea of a direct listing. How do you decide which is appropriate for what?

Reid Hoffman: So I think it’s different by different companies but one of the things that I think where the SPAC and what we’re doing with Joby is to get a chance for the broader market, the broader community to participate in these transformations of the future. Because part of the reason why for example, SPAC is so important in the Joby case is to say, this is going to transform our societies and transform the way we commute it’s going to, it’s potentially going to reduce pollution in, you know, kind of gridlock cities of commutes.

And so, the ability for people to understand it to be able to participate in it you know come along on the journey, if you will, is actually in fact really important. And that’s actually one of the things that would choose SPAC and I do think that one of the things that we’re seeing this year is that there’s kind of, you know, there’s an IPO well understood direct listings being added, and then SPACs which also say hey, this is part of your ability to go in part of the venture style of the next phase of growth, and that’s one of the things that caused us at Reinvent to obviously start doing SPACs.

Jon Fortt: Now, let me ask you about this period in time for innovation for tech, Reid. Because in my recollection the.com bust, and the aftermath of the financial crisis were really important times for Silicon Valley. There were companies that came out of those times, innovations that happened from the companies and investors who were willing to take a chance and invest that had longevity for a long time, after. What is the key type of investment, the key vision that you think is going to come out of this time we are in right now?

Reid Hoffman: Well, part of what we’re seeing is there’s so many different technological trends right obviously you know mobility, with, you know, Joby and autonomous vehicles, you know like Aurora and other kinds of things, but then of course there’s crypto internet of things, you know synthetic biology, I mean there’s so many different technological potential solutions to human needs and human problems that we’re just, it’s literally, it’s boggling how many there are.

And I think that that is actually in fact a good thing, if all codes feel a little disorienting and I, I get the whole what does that mean for something new and different. But it also means that we can transform human life and human work and I think that’s, all those technological trends are what we’ll see and I think that part of like what we saw at Greylock was the see that actually in fact the venture inventiveness during the pandemic, all the technology founders were going, if anything, even faster.

Julia Boorstin: Reid, you mentioned crypto and I would be remiss if I didn’t ask you about Bitcoin. I remember talking to you about Bitcoin maybe in 2015. We talked about the fact that at the time we thought you were a little bit late getting into it, but you still thought it was worth it. You took your time really researching, whether or not to invest in Bitcoin and now of course look what’s happened to Bitcoin since then. Where do you see Bitcoin going from here? Will this be a year where we see consumer adoption, further institutional adoption, what’s your prediction?

Reid Hoffman: I think it’s nearly certain we’ll continue to see further adoption of Bitcoin. It’s the of all the cryptocurrencies, it is the one that has had the most rigorous security testing, most rigorous participation and examination by the entire world. I think it becomes another valuable thing alongside gold and other kinds of asset management obviously people tend to blow it up it’s like, are you going to have dollars in Bitcoin. The answer is going to have both. And you know, just like the both gold and dollars as well, and so I think that you’re going to see more of it and I think the institutions, whether it’s, you know, kind of moves of corporations to put it on their treasury books or other kinds of things, blending it into a portfolio, I think just makes you know kind of investment sense now so I think you’re going to see that pattern. Now, of course, it’s still probably going to be volatile enough that you know folks who, you know, they shouldn’t, like, I never want to encourage speculation, but I think as part of a rational portfolio I think it makes good sense.

Julia Boorstin: So Reid you talk a lot about how you love to invest in platforms and we’ve discussed the different types of platforms you’ve invested in over the years, obviously you have, LinkedIn, as a prime example also your interest in the digital currency platforms, but tell us what the other areas, you’re looking at right now? What is going to be the next platform that you think will be transformative that you want to invest in?

Reid Hoffman: Well, so I’ve been doing a bunch of mobility and Joby is course the latest but it’s also like convoy with trucks, Aurora with autonomous vehicles. All of these things are redefinitions of kind of how kind of work and commute and life comes together. Obviously, Airbnb, was one of my early ones and redefining a space, and kind of you know how people travel and you know because platforms are also forms of networks. You know, recently I think we’ve been looking a lot about well what happens with work and games within kind of mobile things and what new kinds of applications and platforms are there. So for example, Coda, which is like how do you how do you reinvent kind of a notion of a new kind of productivity, that allows a team working together. Those have been things that I’ve been doing but because we’re more and more in the networked age, mobile cloud, AI etc. Those things actually in fact I think we’re going to see all of these transformations, continuing to happen as new networks emerge.

Carl Quintanilla: Reid, I hope you’ll indulge us one more on that topic. One question that is separate from Joby, this work from home right. Remote work has been kicked around for almost a year now but it’s been theoretical we didn’t know, if or when a vaccine would ever come along. Now that we are actually on the precipice of mass vaccinations, CEOs are having to take a stand as to whether or not they’re going to bring employees back. What is your view as to how much that’s going to happen?

Reid Hoffman: So my view is that it will actually happen. I don’t think that CEOs necessarily need to mandate it because I actually think you know we’re social animals there’s a reason why we we’ve gotten together in cities, we’ve come together in corporations. Once it starts happening, you know that meetings start happening in person in the corporations. You know, as per that Hamilton song, “You Want to be in the Room where It Happens,” I think employees will naturally go oh, I want to get back to being in the room where it happens, there’s all kinds of things that allows me to collaborate and have pickup conversations. So I actually don’t think it actually needs to be mandated I think once it’s safe and healthy and allowed, I think that re-aggregation in the workplace will actually be very natural.

Julia Boorstin: Reid just a final question.

Jon Fortt: I will finish up here we had a little technical problem with Julia there. Paul, I just want to ask you quickly, I just realized you were a co-founder and maybe the first CEO of Pinterest. What’s your take on that space right now? That is so exciting, social, and advertising, digital advertising in general and Pinterest has managed to stay out of the controversial side of it, how do you expect it to evolve?

Paul Sciarra: Yeah. So, obviously super excited about kind of what’s happening in the Pinterest side of things. I think obviously this sort of series of combinations over the past year, obviously increasing shift in ecommerce, kind of opening up additional platforms, and frankly the ad tools on those platforms getting progressively better. I’ve kind of created a really interesting dynamic, where there’s now lots of different ways for social advertising to be delivered, and obviously Pinterest has been kind of an important recipient of a bunch of this.

Julia Boorstin: Well, guys, we’re going to have to leave it there, but we could really continue this conversation with both of you for quite a long time, there’s so much exciting stuff happening in this space. Thank you so much for joining us Reid Hoffman and Paul Sciarra from Joby. We look forward to getting to take some of those flights soon.

Reid Hoffman: Thank you Julia.

IMPORTANT LEGAL INFORMATION

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners (“RTP”) and Joby Aero, Inc. (“Joby Aviation”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTP’s securities, (ii) the risk that the transaction may not be completed by RTP’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTP, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, dated as of February 23, 2021 (the “Merger Agreement”), by and among RTP, Joby Aviation and RTP Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTP, by the shareholders of RTP, the satisfaction of the minimum trust account amount following redemptions by RTP’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Joby Aviation’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Joby Aviation and potential difficulties in Joby Aviation employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Joby Aviation or against RTP related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of RTP’s securities on a national securities exchange, (xi) the price of RTP’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RTP plans to operate or Joby Aviation operates, variations in operating performance across competitors, changes in laws and regulations affecting RTP’s or Joby Aviation’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTP’s registration on Form S-1 (File No. 333-248497), the registration statement on Form S-4 discussed above and other documents filed by RTP from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTP and Joby Aviation assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTP nor Joby Aviation gives any assurance that either RTP or Joby Aviation or the combined company will achieve its expectations.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between RTP and Joby Aviation. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. RTP intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of RTP, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all RTP shareholders. RTP also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RTP are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTP through the website maintained by the SEC at www.sec.gov.

The documents filed by RTP with the SEC also may be obtained free of charge at RTP’s website at https://www.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in the Solicitation

RTP and Joby Aviation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RTP’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of RTP and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.